

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2015

Via E-mail
Pyng Soon
Chief Executive Officer
Stocosil, Inc.
17870 Castleton Street, Suite 250
City of Industry, California 91748

> **Re: Stocosil, Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted June 22, 2015**
> **CIK No. 0001645554**

Dear Mr. Soon:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Business
License, page 43

1. Please revise your disclosure to indicate when the patents underlying the TDM device are expected to expire.

Intellectual Property, page 46

2. Please expand your disclosure regarding the issued patent for Olostar to describe the type of patent protection such as composition of matter, use or process, the expiration date of the patent and the foreign jurisdictions where the patent is issued.

You may contact James Peklenk at (202) 551-3661 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director